Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated November 13, 2019 to the Prospectus dated March 3, 2017

File No. 333-216416

$400,000,000

3.700% Senior Notes due 2029

Choice Hotels International, Inc.

November 13, 2019

Pricing Term Sheet

Issuer:	Choice Hotels International, Inc.

Expected Ratings (Moody’s / S&P)*	Baa3 (Stable) / BBB- (Stable)

Title of Securities:	3.700% Senior Notes due 2029 (the “Notes”)

Principal Amount:	$400,000,000

Maturity:	December 1, 2029

Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2020

Coupon:	3.700%

Public Offering Price:	99.404% of principal amount

Net Proceeds to Issuer (before expenses):	$395,016,000

Benchmark Treasury:	1.750% due November 15, 2029

Benchmark Treasury Price and Yield:	98-28+ / 1.872%

Spread to Benchmark Treasury:	190 basis points

Yield to Maturity:	3.772%

Optional Redemption:

Make-Whole Call:	Prior to September 1, 2029 at T+30 bps

Par Call:	On or after September 1, 2029 (three months prior to the maturity date of the Notes)

Trade Date:	November 13, 2019

Settlement Date:	November 27, 2019 (T+10)

CUSIP/ISIN:	169905AF3/US169905AF36

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. SunTrust Robinson Humphrey, Inc. Barclays Capital Inc.

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	Capital One Securities, Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., Attn.: Prospectus Group, 60 Wall Street, New York, NY 100052836, email: prospectus.CPDG@db.com, telephone: (800) 503-4611; J.P. Morgan Securities LLC, telephone: (212) 834-4533; or Wells Fargo Securities, LLC, Attn: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, toll-free: (800) 326-5897, email: wfscustomerservice@wellsfargo.com.

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